U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission file number:

NORBORD INC.

(Exact name of registrant as specified in its charter)

Canada	2400	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

1 Toronto Street, Suite 600

Toronto, Ontario, Canada, M5C 2W4

(416) 365-0705

(Address and Telephone Number of Registrant’s Principal Executive Offices)

Torys LLP

1114 Avenue of the Americas

23rd Floor

New York, New York 10036

Attention: Andrew J. Beck

(212) 880-6010

(Name, Address (Including Zip Code) and Telephone Number (Including Area Code)

of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name Of Exchange On Which Registered
Common Shares, Without Par Value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐            No   ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐            No   ☐

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “does not expect,” “targets,” “outlook,” “scheduled,” “estimates,” “forecasts,” “aims,” “predicts,” “plans,” “anticipates,” “intends” or variations of such words and phrases or negative versions thereof or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord Inc. (“Norbord”) to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the Margin Improvement Program (MIP); (8) sensitivity to changes in product prices, such as the price of oriented strand board (“OSB”); (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fiber, resin, wax and energy; (11) expectations regarding income tax rates; (12) expectations regarding compliance with environmental regulations; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; (16) the integration of the Ainsworth operations; and (17) the ability of the combined company to realize synergies.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fiber resources at competitive prices; (6) availability of rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) effects of currency exposures and exchange rate fluctuations; and (13) future operating costs.

The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in the Exhibits, incorporated by reference into this Registration Statement. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, Norbord, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the Caution Regarding Forward-Looking Information statement in the January 28, 2016 Annual Information Form, attached hereto as Exhibit 99.1 and the cautionary statement contained in the Forward-Looking Statements section of the 2015 Management’s Discussion and Analysis dated January 28, 2016, attached hereto as Exhibit 99.2.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

Norbord is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

Norbord’s annual audited consolidated financial statements and unaudited interim financial statements incorporated by reference in this Form 40-F have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Accordingly, Norbord’s financial statements, including those prepared after the date of this Form 40-F, may not be comparable to those prepared by U.S. companies. In addition, Norbord is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(1) of Form 40-F, Norbord hereby incorporates by reference Exhibits 99.1 through 99.48 as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction B.(2) of Form 40-F which requires a description of the common shares of Norbord (the “Common Shares”) registered pursuant to this Form 40-F, Norbord is authorized to issue an unlimited number of Common Shares. Each Common Share is entitled to one vote at a meeting of Norbord shareholders. As at February 8, 2016, 85,443,901 Common Shares were issued and outstanding.

In accordance with General Instruction D.(9) of Form 40-F, Norbord has filed written consents of the experts named in the foregoing exhibits as Exhibits 99.47 and 99.48, as set forth in the Exhibit Index attached hereto.

COMPLIANCE WITH AUDITOR INDEPENDENCE REQUIREMENTS

During 2015, KPMG member firms provided non-audit services to certain affiliates of Norbord which are prohibited under SEC independence rules. These services were provided to subsidiaries of Norbord’s controlling shareholder, Brookfield Asset Management Inc. (“Brookfield”), which are therefore considered affiliated entities of Norbord. These affiliates are not consolidated into the financial statements of Norbord and are not subject to audit by KPMG.

A KPMG member firm performed prohibited loaned personnel services for a Brookfield affiliate in India by providing primarily junior level staff for bookkeeping and finance function support, under the supervision and direction of the affiliate’s local finance management. Fees billed were approximately US$12,500 per month and these services were terminated in October 2015. Another KPMG member firm performed research and development tax incentive claim services for the 2014 tax year for a Brookfield affiliate in Australia under a prohibited contingency fee arrangement. Fees billed were approximately US$7,500 and the fee arrangement was terminated in August 2015.

While these non-audit services and fee arrangement are not permitted under SEC independence rules, KPMG and Norbord’s Audit Committee have concluded that these matters did not affect KPMG’s ability to be objective and apply impartial judgment in its audit of Norbord’s 2015 financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

Norbord does not have any off-balance sheet arrangements (as defined in General Instruction B.(11) of Form 40-F).

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided in Norbord’s management’s discussion and analysis for the fiscal year ended December 31, 2015 in Exhibit 99.2 as filed with this Form 40-F contains Norbord’s disclosure of contractual obligations and is incorporated by reference herein.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

Norbord undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.	Consent to Service of Process.

(1)	Concurrently with the filing of this Registration Statement, Norbord shall file a Form F-X with the Commission.

(2)	Any change to the name or address of the agent for service of Norbord shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Norbord.

SIGNATURES

Pursuant to the requirements of the United States Securities Exchange Act of 1934, as amended, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 9, 2016	NORBORD INC.

	By:	/s/ Robin E. Lampard
	Name:	Robin E. Lampard
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

Annual Information

99.1	Annual information form for the year ended December 31, 2015

99.2	Management’s Discussion and Analysis for the year ended December 31, 2015

99.3	Audited annual financial statements for the year ended December 31, 2015

99.4	Certification of annual filings dated January 28, 2016

99.5	Annual information form for the year ended December 31, 2014

99.6	Management’s Discussion and Analysis for the year ended December 31, 2014

99.7	Audited annual financial statements for the year ended December 31, 2014

99.8	Certification of annual filings dated January 29, 2015

Quarterly Information

99.9	Unaudited interim financial statements for the three and nine months ended September 26, 2015

99.10	Management’s discussion and analysis for the three and nine months ended September 26, 2015

99.11	Certification of interim filings dated October 30, 2015

99.12	Unaudited interim financial statements for the three and six months ended June 27, 2015

99.13	Management’s discussion and analysis for the three and six months ended June 27, 2015

99.14	Certification of interim filings dated July 30, 2015

99.15	Unaudited interim financial statements for the three months ended March 28, 2015

99.16	Management’s discussion and analysis for the three months ended March 28, 2015

99.17	Certification of interim filings dated May 1, 2015

Shareholder Meeting Materials

99.18	Notice of Annual Meeting of Shareholders dated February 4, 2016

99.19	Report of Voting Results from the Annual General Meeting of Shareholders dated May 12, 2015

99.20	Management Information Circular dated April 6, 2015

99.21	Notice of Annual Meeting of Shareholders dated April 6, 2015

99.22	Report of Voting Results from Special Meeting of Shareholders dated January 27, 2015

News Releases

99.23	News release dated January 28, 2016

99.24	News release dated January 18, 2016

99.25	News release dated October 30, 2015

99.26	News release dated July 30, 2015

99.27	News release dated May 12, 2015

99.28	News release dated May 1, 2015

99.29	News release dated April 30, 2015

99.30	News release dated April 16, 2015

99.31	News release dated April 1, 2015

99.32	News release dated April 1, 2015

99.33	News release dated April 1, 2015

99.34	News release dated April 1, 2015

99.35	News release dated March 16, 2015

99.36	News release dated January 30, 2015

99.37	News release dated January 28, 2015

99.38	News release dated January 27, 2015

Other Material Documents Filed with Canadian Securities Regulators

99.39	Summary of Code of Business Conduct dated October 29, 2015

99.40	Certificate of Amalgamation dated July 15, 2015

99.41	Stock Option Plan dated April 27, 2012, as amended June 14, 2015

99.42	Summary of Code of Business Conduct dated May 15, 2015

99.43	Business acquisition report dated June 5, 2015

99.44	Indenture for 6.250% Senior Secured Notes dated April 16, 2015

99.45	Early Warning Report dated April 2, 2015

99.46	Annual Report dated January 27, 2015

Consents

99.47	Consent of KPMG LLP

99.48	Consent of Deloitte LLP